Dykema Gossett PLLC Franklin Square, Third Floor West 1300 I Street N.W. Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
February 7, 2011
Via EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	John Hancock Trust Registration Statement on Form N-14 (File No. 333-171671)
Dear Ms. White:
     This letter responds on behalf of John Hancock Trust (“JHT” or the “Registrant”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”), which you communicated to me by telephone on January 31 and February 1, 2011, with respect to JHT’s registration statement on Form N-14 under the Securities Act of 1933 (the “Act”) which was filed with the Commission via EDGAR on January 12, 2011 (the “Registration Statement”). Capitalized terms used herein have the meanings given them in the Registration Statement, and page references are to the EDGAR filing. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Act.
Non-Accounting Comments:
Comment 1: Letter to Shareholders and p. 16. The disclosure states that Acquiring Fund fees and expenses are higher than Acquired Fund fees and expenses, but this is inconsistent with the fees and expenses information shown in the Annual Fund Operating Expenses table at p. 9.
Response: The disclosure in the Letter to Shareholders and at p. 16 states:
In addition, although the Acquiring Fund currently has higher advisory fee rates than the Acquired Fund, the Acquiring Fund is much larger in terms of assets than the Acquired Fund and its effective advisory fee rate and overall expense ratios are lower than those of the Acquired Fund.
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Alison White, Esq.
February 7, 2011

This disclosure is correct. The Acquiring Funds has higher advisory fee rates than the Acquired Fund, as set forth on p. 12, but, due to its significantly larger assets, a lower effective advisory fee rate and lower overall expense ratios, as set forth in the Annual Fund Operating Expenses table. However, to avoid any confusion, the disclosure will be repeated in the introduction to the Annual Fund Operating Expenses table.
Comment 2. Overview at p. 2 and p. 16. The disclosure states in some places that the Acquiring Fund has outperformed the Acquired Fund for various periods ended September 30, 2010 and in other places (i.e., the performance table at p.14) provides performance information for periods ended December 31, 2010. Please use the same periods for the performance disclosure or explain why different periods are used.
Response: The performance information referencing periods ended September 30, 2010 will be revised to reference periods ended December 31, 2010, except when expressly referring to the performance information as of September 30, 2010 that was reviewed by the Board in considering whether to approve the Reorganization.
Comment 3: Overview at p. 3. Information with respect to the per share impact of reorganization and portfolio transitioning expenses is given as of September 30, 2010. This information should be stated as of June 30, 2010, the date of the pro forma financial information, or, although not required, it may be revised to show such information as of December 31, 2010 if the information as of that date is available.
Response: The Registrant estimates the per share impact of fund reorganization expenses on the basis of shares outstanding at approximately the time the reorganization is proposed by fund management, adjusted to reflect expected purchases and redemptions prior to the reorganization. With respect to the Reorganization, the Registrant believes that the September 30, 2010 baseline date allows for a more accurate estimate of such impact than the June 30, 2010 baseline date. The disclosure will, however, be revised to clarify that the per share impact estimates take into account expected purchases and redemptions prior to the Reorganization.
Comment 4. Annual Fund Operating Expenses table (p. 9). Although not required, the disclosure in the Annual Fund Operating Expenses table, which is for the 12-month period ended June 30, 2010, may be revised to show expenses for the fiscal year ended December 31, 2010 if the information as of that date is available.
Response: The Registrant does not expect that audited annual fund operating expenses information for the fiscal year ended December 31, 2010 will be available in a timely manner in relation to the proposed printing schedule for the proxy statement/prospectus and thus expects to retain the current disclosure with respect to such expenses.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
February 7, 2011

Accounting Comments:
Comment 5: Capitalization. Information in the Capitalization table is stated as of September 30, 2010; it should be stated as June 30, 2010, the date of the pro forma financial information.
Response: The requested change will be made.
Comment 6. Pro Forma Financial Information (paragraph 4). Please (a) disclose who is paying the expenses of the reorganization and (b) and separately disclose the costs and details of portfolio transitioning.
Response:
(a) Disclosure will be added stating that reorganization expenses will be paid by the Acquired Fund.
(b) The disclosure will be revised to separately describe reorganization and portfolio transitioning expenses.
     In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and other updating changes.
     The Registrant acknowledges that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours, Dykema Gossett pllc
/s/ Bruce W. Dunne
Bruce W. Dunne

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